Exhibit 21.1

Subsidiaries of UpHealth, Inc.

Name	Jurisdiction of Formation
Behavioral Health Services, LLC	Missouri
Cloudbreak Health, LLC	Delaware
Glocal Healthcare Systems Private Limited	India
Innovations Group, Inc.	Utah
Thrasys, Inc.	California
TTC Healthcare, Inc.	Delaware
UpHealth Holdings, Inc.	Delaware